Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

March 19, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 1, 2013
File No. 001-11749

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 5, 2013, regarding the above referenced Form 10-K and Proxy Statement and containing the supplemental information requested in the portion of that letter relating to the Form 10-K and the Proxy Statement. The letter from the Staff also included comments regarding a Registration Statement on Form S-4 filed by Lennar on February 6, 2013. Lennar has responded in a separate letter to the comments regarding the Registration Statement. Because of that, the first comment to which this letter responds is Comment No. 8.

For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2012

A Brief History of Our Company, page 1

Comment No. 8

We note your disclosure that during 2012 you started to incubate the multifamily business, by acquiring land and beginning the construction phase of some multifamily rental properties. We note that in the Q4 2012 earnings release and related earnings call you discuss in reasonable detail the company’s long term strategy of this multifamily platform “now maturing into the construction phase with a pipeline of over $1 billion to be developed over the next three years.” With a view towards future disclosure please tell us what consideration you gave to providing similar disclosure in your annual report and including related risk factor disclosure with respect to this new business line.

Response to Comment No. 8

For the Form 10-K for our fiscal year ended November 30, 2012, we considered how much disclosure was warranted related to the new multifamily business that we started to incubate in 2012. While the Company discussed on its earnings release call that our multifamily business was maturing into the construction phase with a pipeline of over $1 billion to be developed over the next three years, this amount related primarily to amounts that would be spent through unconsolidated entities where we will typically invest a small percentage of the total development costs of each community. As of November 30, 2012, we had $29.1 million invested in this new business. As a result of our expectation that a majority of the investments and returns related to the multifamily business will be through unconsolidated entities, the Company felt that the current level of disclosure was appropriate for our Form 10-K, especially with our expanded disclosures related to unconsolidated entities throughout the Form 10-K and the risk factors related to unconsolidated entities that are currently provided in the Risk Factors section. As the activity related to this new business line grows, we will expand our future disclosures, including related risk factor disclosures as deemed necessary.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Comment No. 9

We note that your discussion and analysis of gross margins on home sales focuses on the positive factors impacting the margins. We note during your fourth quarter of fiscal year 2012 earnings call with analysts that you provided a discussion about the increases in construction costs, which was not also provided in your discussion and analysis of your operating results at the consolidated and/or segment levels. Please advise.

Response to Comment No. 9

Although we expect an upward trend in construction costs in the near future as discussed in our fiscal 2012 fourth quarter conference call, the increases in construction costs for both labor and material costs combined were $1,600 per home, or less than 1% as a percentage of average sales price (60 basis point impact to gross margin), for the year ended November 30, 2012. The increase in costs were offset by an $11,000 per home increase in average sales price. We expect the upward trend in construction costs to continue to be offset by an increase in average sales price, as such costs are passed on to the consumer and therefore, we don’t reasonably expect the increase in construction cost as a percentage of average sales price to be material going forward. As such, we did not deem it necessary to disclose in our discussion and analysis of our operating results at the consolidated and/or segment levels. In future filings, if we have an increase in construction costs that is material at the consolidated and/or segment level, we will provide investors with an appropriate description of the increases in construction costs, including the impact on our financial statements, if any.

Homebuilding Segments, page 29

Comment No. 10

In future filings, please disclose the number of active communities and the number of owned homesites by reportable segment for each period presented to allow investors to better understand your homebuilding operations by reportable segment.

Response to Comment No. 10

In future filings, beginning with our first quarter Form 10-Q, we will disclose the number of active communities by reportable segment for each period presented to allow investors to better understand our homebuilding operations by reportable segment. We note that we do disclose the number of owned homesites by reportable segment for each period presented in a table on page 56 of our Form 10-K for our fiscal year ended November 30, 2012 and we will continue to disclose this table in future filings.

Comment No. 11

In comment three in our letter dated March 14, 2011, and in comment one in our letter dated March 29, 2011, we requested that you expand your discussion and analysis of your reportable segments related to your homebuilding operations to provide investors with an understanding of the significant factors impacting your operating results in each geographic region, which may include providing an explanation as to why certain states within your geographic reportable segments had results outside of the norm. In your letter dated April 4, 2011, you stated that you would expand your analysis of your results of operations to include the reasons why home deliveries in your reportable segments increased and/or decreased in particular states. It is unclear how your current discussion and analysis provides this information. Please advise. Refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response to Comment No 11.

On pages 35 through 37 of the Form 10-K for our fiscal year ended November 30, 2012, we provided an expanded discussion and analysis of our reportable segments related to our homebuilding operations to include what we believe to be the reasons why home deliveries in our reportable segments increased and/or decreased in particular states as requested in your letters dated March 14, 2011 and March 29, 2011. At the time of the March 14, 2011 and March 29, 2011 comment letters, which referenced our Form 10-K for our fiscal year ended November 30, 2010, we had disclosed for each segment the states where there were increases or decreases in average sales prices and/or deliveries, but did not give specifics for those increases and/or decreases. On pages 35 through 37 of our Form 10-K for our fiscal year ended November 30, 2012, we disclose for each reportable segment, the reasons for increases and/or decreases in deliveries and average sales prices if it had a significant impact on the results of the reportable segment. For example, in the discussion regarding our Homebuilding East reportable segment, we disclosed that Homebuilding revenues increased in 2012, compared to 2011, primarily due to an increase in the number of home deliveries in all of the states in the segment, except Maryland and Virginia, and an increase in the average sales price of homes delivered in all of the states in the segment. The increase in the number of deliveries was primarily driven by an increase in demand as evidenced by higher traffic volume in some of our communities, primarily Florida, New Jersey and Georgia, compared to last year, resulting in an increase in our home sales per community. The increase in the average sales price of homes delivered was primarily because we have been able to increase the sales price of homes delivered and/or reduce sales incentives in certain of our communities as the market stabilized during the year and began to recover in certain areas. The items we disclosed related to the fluctuations in average sales price and deliveries were the most significant to the operating results of the reportable segment. We also discussed fluctuations in gross margins for the reportable segment. There was a similar discussion and analysis for each reportable segment comparing 2012 versus 2011 and 2011 versus 2010. We believe that these disclosures meet the requirements of Item 303(a)(3)(i) of Regulations S-K and Section 501.12 of the Financial Reporting Codification.

Comment No. 12

We note that you are attributing the increase in gross margin for all of your reportable segments except Other to a greater percentage of deliveries from your new higher margin communities. In future filings for each reportable segment, please disclose the number of homes, dollar value, and average sales price related to these new higher margin communities for each period presented.

Response to Comment No. 12

In future filings, beginning with our first quarter Form 10-Q, we will disclose the number of home deliveries, dollar value of home deliveries and the average sales price of home deliveries related to the new higher margin communities by reportable segment for each period presented, as long as those margins continue to be materially different from our legacy communities.

Comment No. 13

We note that the average sales price of homes delivered in the West and Other reportable segments declined for fiscal year 2012 as compared to fiscal year 2011. However, you did not provide investors with any understanding as to why. Please advise and confirm that you will provide this disclosure in future filings.

Response to Comment No. 13

The average sales price of homes delivered in the Homebuilding West reportable segment and in Homebuilding Other declined for fiscal year 2012 as compared to fiscal year 2011 per the Deliveries table by reportable segment on page 32 of our Form 10-K for our fiscal year ended November 30, 2012, which includes deliveries from unconsolidated entities. In our discussion and analysis of our Homebuilding West reportable segments on page 36, we did not provide an understanding to investors as to why there was a decrease in average sales price because the discussion and analysis focuses on homebuilding revenues, which excludes deliveries related to unconsolidated entities as those are recognized through equity in earnings (loss) from unconsolidated entities. Excluding unconsolidated entities the average sales price in the

Homebuilding West reportable segment was up 0.6%, therefore it did not have a significant impact on revenues. In Homebuilding Other, the primary driver of the increase in revenues was mostly attributed to volume and not the variance in average sales price. Home deliveries increased 51%, which impacted revenues by approximately $85 million. This was partially offset by a 7% decrease in average sales price, which impacted revenues by approximately $16 million, primarily due to a shift in product mix within two of the states in Homebuilding Other. Therefore since the primary driver of the increase in revenues was an increase in home deliveries, that is what we disclosed. We believe that providing investors with the fact that home delivery volume was the primary driver related to the increase in homebuilding revenues was the most appropriate analytical disclosure. In future filings, beginning with our first quarter Form 10-Q, to the extent average sales price has a more significant impact on homebuilding revenues, we will provide investors with an understanding as to why.

Financial Condition and Capital Resources, page 40

Comment No. 14

In future filings, please provide a discussion and analysis of your liquidity for all three fiscal years rather than just the two most recent fiscal years. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Response to Comment No.14

In future filings, beginning with our 2013 Form 10-K, we will provide a discussion and analysis of our liquidity for all three fiscal years presented rather than just the two most recent fiscal years.

Critical Accounting Policies and Estimates, page 59

Valuation of Deferred Tax Assets, page 59

Comment No. 15

In future filings, please disclose the amount of pre-tax income you need to generate to realize the net deferred tax assets.

Response to Comment No. 15

In future filings, beginning with our first quarter Form 10-Q, we will disclose the amount of pre-tax income we need to generate to realize the net deferred tax assets. The disclosure will be as follows:

“As of February 28, 2013, we need to generate $X.X billion of pre-tax earnings in future periods to realize all of our federal net operating loss (“NOL”) carryforwards and federal deductible temporary tax differences.”

Inventories, page 60

Comment No. 16

In future filings, please expand your discussion and analysis of your inventories to provide investors with a better understanding of the value of those communities that are at-risk for material impairment charges by disclosing the number of active communities along with the corresponding carrying value that were tested for potential impairment, or disclose that only the 12 communities identified as having impairments were tested for impairments during fiscal year 2012. Please also consider providing investors with an understanding of the number of communities and corresponding homesites that are in inventories and have been finished for a year. Please provide us with the disclosures you intend to include in your next periodic report.

Response to Comment No 16.

In future filings, beginning with our first quarter Form 10-Q, we will expand our discussion and analysis of our inventories to provide investors with a better understanding of the value of those communities that are at-risk for material impairment charges by disclosing the number of active communities along with the corresponding carrying value that were tested for potential impairment, if significant. As of November 30, 2012, the Company did not have any communities that are in inventories and have been finished for a year.

In addition to the details currently disclosed in our Form 10-K regarding our process related to evaluating our inventories, our expanded discussion and analysis of our inventories will include the following:

“In the three months ended February 28, 2013, the Company reviewed its communities for potential indicators of impairments and identified XX communities with XX homesites with a corresponding carrying value of $XX.X million as having potential indicators of impairment. Of those communities identified, the Company recorded impairments on XX homesites in XX communities with a corresponding carrying value of $XX.X million. The table below summarizes the most significant unobservable inputs used in the Company’s discounted cash flow model to determine the fair value of its communities for which the Company recorded valuation adjustments during the three months ended February 28, 2013:

Unobservable inputs	Range

Average selling price	$ XX,XXX – $XXX,XXX

Absorption rate per quarter (homes)	X – X

Discount rate	XX%

1. Summary of Significant Accounting Policies, page 78

Comment No. 17

Please tell us your consideration of providing your accounting policies for the recognition of revenue related to the management fees and carried interest earned and that may be earned in the future related to the management of Fund I and also Fund II in the future. As part of your explanation, please tell us the amount of revenues recognized for each period presented.

Response to Comment No. 17

We do not believe that the revenues recognized related to management fees of Fund I were material and thus we did not believe it should be included in the summary of significant accounting policies. The amount of revenues recognized for management fees related to Fund I for the years ended November 30, 2012, 2011 and 2010 were $23.5 million, $9.2 million and $0.0 million, respectively, compared to consolidated revenues for the same periods of $4.1 billion, $3.1 billion and $3.1 billion, respectively. There were no revenues recognized related to carried interest with respect to the management of Fund I. Due to the first closing of Fund II occurring subsequent to November 30, 2012, there were no revenues recognized related to management fees and carried interest earned related to the management of Fund II. If the revenue recognized for management fees and/or carried interest related to Fund I and Fund II becomes more significant, we will provide the accounting policies for the recognition of those revenues in our “Summary of Significant Accounting Policies.”

4. Lennar Homebuilding Investments in Unconsolidated Entities, page 95

Comment No. 18

We note your disclosure that a Lennar Homebuilding unconsolidated entity recognized a $57.6 million valuation adjustment related to an asset distribution for which you recognized a pre-tax gain of $62.3 million. Please provide us with a detailed explanation of this transaction, the accounting for the transaction, and the specific authoritative literature that supports your accounting.

Response to Comment No. 18

This transaction relates to a settlement agreement (the “Settlement Agreement”) entered into on September 29, 2011 with LNR Property Corporation (“LNR”). Lennar (the “Company”) and LNR were members of two unconsolidated joint ventures: Platinum Triangle Partners, LLC (the “Platinum Investment” or the “Platinum Entity”) which was a 50/50 joint venture and South Sutter, LLC (the “Sutter Investment” or the “Sutter Entity”). LNR owned 50 percent of the Sutter Investment and Lennar and another unrelated party both owned 25 percent. Additionally, the Company had a $13.5 million claim against LNR related to a general and administrative expense reimbursement (the “G&A Receivable”). At the time of the transaction the outstanding balance of the receivable on the Company’s books was $6.75 million because we had recorded an allowance against the receivable.

Under the terms of the Settlement Agreement the Company agreed to surrender its ownership interest in the Platinum Investment to LNR and to forgive the G&A Receivable in exchange for certain land and related assets (the “Metro Assets”) owned by the Platinum Entity. Additionally, LNR also agreed to transfer to the Company its 50 percent interest in the Sutter Investment. Twenty five percent of the Sutter Investment was subsequently sold to the other unrelated investor in the Sutter Entity immediately after the settlement for cash consideration of $1.9 million. The Company also agreed to assume 75 percent of the outstanding principal amount of the Platinum Entity’s debt of $43.5 million.

Prior to the settlement, the Platinum entity concluded that it should recognize an impairment loss on the Metro Assets and certain other land assets (the “Stadium Assets”) as required by Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 970-360, Real Estate – General, paragraphs 35-3 and 35-4. This guidance requires that real estate projects be tested for recoverability in accordance with ASC 360-10, Property, Plant & Equipment. The Platinum Entity concluded that an impairment test under ASC 360-10 was required prior to the settlement and determined that an impairment charge should be recognized. Therefore, the Company determined the fair value of the Metro and Stadium assets and found them to be $147 million and $20.3 million, respectively. Since the carrying value of these assets on the Platinum Entity’s balance sheet was $282.4 million an impairment loss of $115.1 million was recognized by the Platinum Entity. As part of the Company recognizing its share of the Platinum Investment’s earnings as required by ASC 323, Investments – Equity Method and Joint Ventures, 50 percent (or $57.6 million) of the impairment charge was recognized by the Company. After recognition of the Company’s share of the Platinum Investment’s earnings the carrying value of the Company’s investment in the Platinum Entity was $49.3 million.

The Company determined the fair value of the Metro Assets, the 50 percent of the Sutter Investment and the debt assumed to be $147.0 million, $3.8 million and $32.7 million, respectively. The net aggregate fair value of the assets received (and liabilities assumed) of $118.1 million ($147.0 million + $3.8 million – $32.7 million) exceeded the carrying value of the G&A Receivable of $6.75 million and the Platinum Investment of $49.3 million by $62.3 million which represents the gain recognized by the Company.

The Company concluded it was appropriate to recognize the assets received at fair value and a gain based on the difference in the fair value of the assets received and the carrying value of the assets surrendered based on the guidance in ASC 845, Nonmonetary Exchanges. This guidance requires that nonmonetary exchanges should be recognized at fair value unless (1) the fair values of neither the assets received nor the assets surrendered are not determined within reasonable limits; (2) the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; or (3) the transaction lacks commercial substance. The Company concluded that the three exceptions were not applicable and therefore it was appropriate to recognize a gain as required by paragraph 30-1 of ASC 845-10.

The gain resulted partially from recovery of the G&A Receivable in an amount in excess of its carrying value and partially from the fact that LNR was willing to transfer to the Company almost 85 percent of the assets of the Platinum Entity even though the Company only owned 50 percent of the Platinum Entity.

Comment No. 19

Please tell us your consideration of the guidance in Article 3-09 of Regulation S-X for providing separate financial statements of entities recognized under the equity method of accounting. In this regard, it appears from your disclosure that one unconsolidated entity recognized the $57.6 million valuation adjustment, which is 58.8% of fiscal year 2011 earnings before income taxes.

Response to Comment No. 19

The Company considers the guidance in Article 3-09 of Regulation S-X every year as part of its Form 10-K preparation. Economically, the Company had a net gain of $4.7 million from the linked transaction described in Comment No. 18, which represents 4.8% of the Company’s fiscal year 2011 earnings before income taxes, which would not require separate financial statements under Article 3-09 of Regulation S-X. There was a $57.6 million valuation adjustment related to an asset distribution for an unconsolidated entity that resulted from a linked transaction where there was also a pre-tax gain of $62.3 million, as detailed and discussed in the Company’s response to Comment No. 18 above. The unconsolidated entities related to this transaction were terminated as a result of these transactions and no longer exist as substantially all of the assets were distributed and the remaining assets consolidated upon the completion of the transaction. Thus, separate financial statements would not have provided any additional useful information to investors. The Platinum Triangle unconsolidated entity would not have recorded an ASC 360 impairment if the Company and LNR did not agree to spinoff the assets as part of the aforementioned transaction. Further evidence of the linked nature of the transaction is the fact that prior to the distribution of assets, there were no ASC 360 impairments at the unconsolidated entity level for Platinum Triangle. The inventory in Platinum Triangle was considered to be long lived assets that are “held and used.” According to ASC 360, an impairment loss can only be recognized for a long-lived asset (group) that is “held-and-used” if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value. The future undiscounted cash flows for the land in Platinum Triangle were greater than the carrying amount of the inventory. Therefore, the impairment for Platinum Triangle was a direct result of the transaction entered into by the Company and LNR. While the Company recorded an equity in loss from the Platinum Triangle venture of $57.6 million relating to the ASC 360 impairment at the unconsolidated level, the Company simultaneously recorded a $62.3 million pre-tax gain since the fair value of the assets it received was substantially greater than the recorded amounts on the books. As stated previously, economically, the Company had a net gain of $4.7 million from the linked transaction, which represents 4.8% of the Company’s fiscal year 2011 earnings before income taxes, which would not require separate financial statements under Article 3-09 of Regulation S-X. In addition, the equity in loss of these entities in 2010 and 2009 were $3.0 million and $4.4 million, respectively, which were not significant as a percentage of earnings before income taxes and did not require separate financial statements under Article 3-09 of Regulation S-X.

9. Income Taxes, page 112

Comment No. 20

In future filings, please separately disclose the tax effected federal and state net operating loss carryforwards recognized on a gross basis and the associated amount of valuation allowance, if any, since the periods in which these amounts can be carried forward differ. To the extent material, please disclose the net amount of state net operating loss carryforwards that expire in the next year.

Response to Comment No. 20

In future filings, beginning with our first quarter Form 10-Q, we will separately disclose the tax effected federal and state net operating loss carryforwards recognized on a gross basis and the associated amount of valuation allowance, if any, since the periods in which these amounts can be carried forward differ. To the extent material, in future filings, we will disclose the net amount of state net operating loss carryforwards that expire within the next year.

The Company’s disclosure will be as follows:

“At February 28, 2013, the Company had federal tax effected net operating loss carryforwards totaling $XXX.X million that may be carried forward up to 20 years to offset future taxable income and begin to expire in 2025. The Company had state net operating loss carryforwards totaling $XXX.X million that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, with losses expiring between 2012 and 2032. State net operating losses totaling $X.X million may expire over the next 12 months if sufficient taxable income is not generated to utilize the net operating losses. At February 28, 2013, the Company had a valuation allowance of $XX.X million against its state net operating loss carryforwards because the Company believes it is more likely than not that a portion of its state net operating losses will not be realized due to the limited carryforward periods in certain states.”

Comment No. 21

We note the line item, “Net operating loss adjustment,” in your effective tax rate reconciliation. As the line item reduced your effective tax rate by 8.32%, please provide an explanation for this adjustment in future filings. Please provide us with the disclosure you intend to include in future filings.

Response to Comment No. 21

In future filings, beginning with our 2013 Form 10-K, we will provide an explanation for the net operating loss adjustment in our effective tax rate reconciliation. The disclosure will be as follows:

“During the year ended November 30, 2012, the Company recorded adjustments to its net operating loss carryforwards as a result of the conclusion of an IRS examination and additional state net operating losses generated from tax returns filed during the year. These adjustments resulted in a reduction to the Company’s effective tax rate of 8.32%.”

16.	Commitments and Contingent Liabilities, page 125

Comment No. 22

We note your disclosures on pages 14 and 15 regarding active disputes regarding certain loans related to your Financial Services segment. Please confirm to us that you have determined that it is remote these disputes will have a material impact to your consolidated financial statements. Otherwise, please tell us why you have not provided the disclosures required by ASC 450-20-50 for these disputes. In this regard, we note that you are a defendant in a multimillion dollar fraud case connected to Taylor Bean & Whitaker in which you are facing at least $21 million in claims.

Response to Comment No. 22

This will confirm that we have determined pursuant to the requirements of ASC 450-20-50, that it is remote that the disputes regarding certain loans related to our Financial Services segment will have a material effect on our consolidated financial statements. We do not believe it is likely that the liability for these claims will ever be material to our consolidated financial statements. As disclosed on pages 15 and 85 of our Form 10K, the Company has established a reserve for certain amounts that are reasonably estimable. You have noted in your comment the Taylor Bean & Whitaker case. We do not believe we have any liability in that case. In addition, the plaintiff’s calculation of damages arising from the defaulted loans at issue in that case appears to place no value on the approximately 66 condominiums securing those loans. Consequently, the damages appear to have been grossly overstated, and will in fact never approach the materiality threshold.

17.	Supplemental Financial Information, page 126

Comment No. 23

In future filings, please remove your reference to the guarantor subsidiaries as being wholly-owned by the parent. In this regard, the definition of wholly-owned in Article 1-02(aa) of Regulation S-X differs from the definition of 100% owned in Article 3-10(h)(1) of Regulation S-X.

Response to Comment No. 23

In future filings, beginning with our first quarter Form 10-Q, we will remove our reference to the guarantor subsidiaries as being wholly-owned by the parent and disclose them as being 100% owned by the parent.

Comment No. 24

We note that the 4.75% Senior Notes due 2022 contain release provisions related to the guarantees. To the extent that any of your other registered notes contain release provisions, disclosure of the release provisions are to be made in conjunction with your disclosure that the guarantees are full and unconditional. Please provide us with the disclosure that you will include in future filings, if applicable.

Response to Comment No. 24

On page 44 of our Form 10-K for the year ended November 30, 2012, we have a detailed description of the suspension of a subsidiary’s guarantee if it is guaranteeing less than $75 million of Lennar debt as follows:

“Currently, substantially all of our wholly-owned homebuilding subsidiaries are guaranteeing all our Senior Notes (the “Guaranteed Notes”). The guarantees are full and unconditional. The principal reason our wholly-owned homebuilding subsidiaries guaranteed the Guaranteed Notes is so holders of the Guaranteed Notes will have rights at least as great with regard to our subsidiaries as any other holders of a material amount of our unsecured debt. Therefore, the guarantees of the Guaranteed Notes will remain in effect only while the guarantor subsidiaries guarantee a material amount of the debt of Lennar Corporation, as a separate entity, to others. At any time when a guarantor subsidiary is no longer guaranteeing at least $75 million of Lennar Corporation’s debt other than the Guaranteed Notes, either directly or by guaranteeing other subsidiaries’ obligations as guarantors of Lennar Corporation’s debt, the guarantor subsidiaries’ guarantee of the Guaranteed Notes will be suspended. Therefore, if the guarantor subsidiaries cease guaranteeing Lennar Corporation’s obligations under its letter of credit facilities and are not guarantors of any new debt, the guarantor subsidiaries’ guarantees of the Guaranteed Notes will be suspended until such time, if any, as they again are guaranteeing at least $75 million of Lennar Corporation’s debt other than the Guaranteed Notes.”

“If our guarantor subsidiaries are guaranteeing revolving credit lines totaling at least $75 million, we will treat the guarantees of the Guaranteed Notes as remaining in effect even during periods when Lennar Corporation’s borrowings under the revolving credit lines are less than $75 million.”

In future filings we will add the following sentence at the end of the first paragraph of the disclosure above:

“In addition, a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of.”

In future filings, in our Lennar Homebuilding Senior Notes and Other Debts payable note to the consolidated financial statements we will add the following after the description of all the senior notes that says the following:

“Although the guarantees by substantially all of our 100% owned homebuilding subsidiaries are full and unconditional while they are in effect, (i) a subsidiary will cease to be a guarantor at any time when it is not directly or indirectly guaranteeing at least $75 million of debt of Lennar Corporation (the parent company), and (ii) a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of.”

In future filings, in our Supplemental Financial Information note to the consolidated financial statements we will remove the last sentence before the consolidating balance sheet and add the following two sentences:

“A subsidiary will cease to be a guarantor at any time when it is not directly or indirectly guaranteeing at least $75 million of debt of Lennar Corporation, and a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of. Supplemental information for the subsidiaries that were guarantor subsidiaries at February 28, 2013 was as follows:”

Comment No. 25

We note that you have included the parent’s intercompany receivable as a liability. Article 3-10(i)(1) of Regulation S-X notes that the condensed consolidating financial information is to be presented following the guidance in Article 10-01 of Regulation S-X. As such, it is unclear how you determined that the presentation of an asset in the liabilities section of the balance sheet is appropriate. Please revise this presentation in future filings or advise by providing us with the US GAAP and/or Regulation S-X guidance that allows such a presentation.

Response to Comment No. 25

In future filings, beginning with our first quarter Form 10-Q, we will revise this presentation to include the parent’s intercompany receivable as an asset.

Comment No. 26

We note that the parent has no operating activities related to the three lines of business – homebuilding, financial services, or investments/asset management for any of the periods presented. We further note that the parent has recognized positive operating cash flows for all three fiscal years presented. One explanation would be dividends received from the subsidiaries. However, we note that the subsidiaries have not paid any dividends for all three fiscal years. Please provide us with the components of the parent’s operating cash flows under the direct method to help us understand the activities that are generating the positive operating cash flows.

Response to Comment No. 26

Our Lennar Corporation (i.e., “Parent”) operating cash flow activities commence with the Parent’s ‘Net Earnings Attributable to Lennar’ in accordance with ASC 230 “Statement of Cash Flows.” The majority of those earnings represent the Parent’s equity in earnings of its subsidiaries, which are distributed to the Parent through intercompany transfers/transactions. The distributions accounted for through intercompany transfers/transactions are in effect dividends received from those respective subsidiaries since such amounts are not expected to be repaid similar to a dividend, and ultimately represent returns on the Parent’s investment in the operations of such subsidiaries. This is offset by corporate and general administrative expenses paid by the parent. The following represent the components of the Parent’s operating cash flows under the indirect method with respect to the Parent’s ‘Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities’ for all three fiscal years presented in the Company’s Form 10-K for the fiscal year ended November 30, 2012.

For FY 2012 the $68 million adjustment is primarily related to:
Add backs related to:
Distributions of equity in earnings from subsidiaries(1)	$787M
Share based compensation expense	$28M
Tax benefit from share-based awards	$23M
Deduction related to equity in earnings of subsidiaries	($787M	)
Other Items (add backs and deductions including changes in operating assets and liabilities)	$17M

Adjustments to reconcile net earnings to net cash provided by operating activities	$68M

(1)	Amount includes non-cash activity of approximately $494 million primarily related to the reversal of our deferred tax asset valuation allowance that was recorded during fiscal year 2012.

For FY 2011 there was only a ($10 million) adjustment to reconcile net earnings to net cash provided by operating activities.

For FY 2010 the $425 million adjustment is primarily related to:
Add backs related to:
Decrease in accounts receivable (primarily tax refund)	$331M
Distribution of equity in earnings from subsidiaries	$134M
Increase in accounts payable	$42M
Share based compensation expense	$21M
Deduction related to equity in earnings of subsidiaries	($134M	)
Other Items (add backs and deductions including other changes in operating assets and liabilities)	$31M

Adjustments to reconcile net earnings to cash provided by operating activities	$425M

In order to be able to compare the cash flows determined by the indirect method with those determined by the direct method, it would be necessary to calculate the cash flow by the direct method. That would involve analysis of thousands of individual transactions. Further, because Lennar does not account for cash flows by the direct method, its accounting system is not set up to do this and therefore, at least portions of the analysis of thousands of transactions might have to be done manually. In view of the difficulty Lennar would encounter in making the requested comparison, and the fact that the indirect method is an acceptable and the most commonly used method for calculating cash flows, Lennar respectfully requests that it not be required to provide the Staff with the requested comparison.

In addressing the Staff’s comment, we noted that our Parent operating cash flows for the year ended November 30, 2012 included non-cash activity of approximately $494 million primarily related to the reversal of our deferred tax asset valuation allowance that was recorded during fiscal year 2012 and included in the $468 million deferred income tax benefit in our consolidated statement of cash flows. The decrease in the Parent operating cash flows results in an increase to the operating cash flows of the Guarantor subsidiaries of approximately $460 million and an increase to the operating cash flows of the Non-guarantor subsidiaries of approximately $34 million. In each of the columns, the offset to the change in the operating activities section is in the Intercompany line item in the financing activities section. We have assessed the misstatement relative to the users of our financial statements and the related disclosure considering both quantitative and qualitative factors. We have determined that the misstatement is immaterial based on qualitative factors. The significant qualitative factors that we considered are from the perspective of the debt holders use of the guarantor subsidiary financial information. From their perspective the trend of the cash flows does not change, and the current year cash from operating activities was actually understated by approximately the $460 million above. In future filings, the Company will ensure that the operating cash flows for the Parent company in the guarantor statements properly eliminate all non-cash activities. Since we determined the misstatement is immaterial we will not correct the supplemental financial information and consider this non-cash type activity in the future preparation of such supplemental information.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

Comment No. 27

Refer to tabular disclosure on page 15. Based on your footnote (3) disclosure, it appears that portions of director deferred compensation are disclosed as non-equity incentive plan compensation. Considering that directors may elect to defer payment “of both the cash and stock portion of fees” they receive on an annual basis, it is not readily apparent why these deferral amounts represent non-equity incentive plan compensation. With a view towards future disclosure, please explain the legal basis upon which you made this disclosure determination.

Response to Comment No. 27

If a director elects to defer the stock portion of fees, at the end of the deferral period, the director will be entitled to receive cash, not stock. Therefore, Lennar believes the right to deferred payments is not equity based and is appropriately categorized as non-equity incentive compensation plan compensation.

Executive Compensation, page 15

Compensation of our Chief Executive Officer, page 21

Compensation of our President and our Chief Operating Officer, page 21

Comment No. 28

For each of these named executive officers, we note disclosure that the compensation committee certified that the applicable performance goals were met and that they all received the maximum level of the bonus award. Please tell us and in future filings quantify the performance targets, as well as disclose the actual level of target achievement. With respect to Messrs. Beckwitt and Jaffe, please discuss the specific elements of their “significant contribution[s]” that the compensation committee took in consideration in awarding 120% of their respective target bonus. In addition, please ensure that the agreements entered with all of your named executive officers are listed as exhibits in your future annual reports. In this regard, we also note your disclosure in the last paragraph on page 23.

Response to Comment No. 28

Vesting of the first 25% of restricted stock awarded in November 2011 to the Chief Executive Officer, the President and the Chief Operating Officer required achievement of any one of two performance goals for the first six months of fiscal 2012. Those goals and the extent to which they were met were as follows:

	Performance goal	Actual
Consumer satisfaction rating	*	*
Revenues	At least $1.0 billion	$1.66 billion

*	The agreement with JD Power does not permit public disclosure of specific consumer satisfaction ratings. Further, Lennar views its consumer satisfaction ratings as potentially competitively sensitive. Competitors could use the information to advertise, if applicable, that they have better nationwide consumer satisfaction ratings than Lennar. Accordingly, after making a competitive harm analysis applying the standard described in National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C.Cir. 1974), National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C.Cir. 1976) and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C.Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C.Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C.Cir. 1992), Lennar has determined that public disclosure of consumer satisfaction ratings would result in competitive harm.

Vesting of the remaining 75% of restricted stock awarded in November 2011 to the Chief Executive Officer, the President and the Chief Operating Officer required achievement of any two of four performance goals for all of fiscal 2012. Those goals and the extent to which they were met were as follows:

	Performance Goal	Actual
EBITDA (Pre-impairment)	Greater than $220 million	$511 million
Year-end homebuilding debt to capital ratio	Less than 60%	54.0%
Customer satisfaction rating	*	*
Revenues	At least $2.5 billion	$4.1 billion

*	See note above.

Vesting of restricted stock awarded in July 2012 to the Chief Executive Officer, the President and the Chief Operating Officer required achievement of any three of five performance goals for the last six months of fiscal 2012. Those goals and the extent to which they were met were as follows:

	Performance goal	Actual
Year-end homebuilding debt to capital	Less than 55%	54.0%
Revenues	At least $1.9 billion	$2.45 billion
Number of homes sold	At least 6,500	8,098
Customer satisfaction rating	*	*
Gross margin	At least 21.0%	23.3%

*	See note above.

The cash bonuses awarded to the Chief Executive Officer, the President and the Chief Operating officer were percentages of pretax income (adjusted to eliminate some non-recurring items), subject in the case of the President and the Chief Operating officer to adjustment based on qualitative/subjective factors, which could increase the award by up to 20%. There were no quantitative performance goals with regard to these awards, because by its nature, a percentage of pretax income reflects corporate performance.

The performance standards for bonuses awarded to the other named executive officers were qualitative/subjective factors, not quantitative factors.

In making determinations as to the “substantial contributions” made by Messrs. Beckwitt and Jaffe, or qualitative/subjective factors with regard to other named executive officers, each member of the Compensation Committee considered those factors that that member of the Compensation Committee considered important and gave to each of the factors he considered such weight as he deemed appropriate. There are no elements that the Compensation Committee as a whole took into consideration in awarding Messrs. Beckwitt and Jaffe 120% of the bonuses to which they would otherwise have been entitled or in making qualitative/subjective determinations with regard to other named executive officers.

In future proxy statements, Lennar will quantify target goals established with regard to particular named executive officers and the actual level of target achievement, except in cases, if any, in which Lennar determines, after undertaking a competitive harm analysis, that disclosure of particular targets would involve disclosure of trade secrets or confidential commercial or financial information, using the same standards that would be used in making a confidential information request under Securities Act Rule 406 or Exchange Act Rule 24b-2. See Instruction 4 to Item 402(b) of Regulation S-K and Compliance and Disclosure Interpretations updated July 8, 2011.

With regard to agreements with named executive officers, Lennar will ensure that in future annual reports all compensation plans under which bonus compensation is awarded to named executive officers will be filed as exhibits. In addition, if, as is the case with regard to 2013 bonus awards, named executive officers are required to enter into non-solicitation agreements, non-compensation agreements or other agreements in order to qualify for bonus compensation, Lennar will ensure that future annual reports include those agreements as exhibits.

Compensation of Other Named Executive Officers, page 22

Comment No. 29

Refer to comment 11 in our letter dated March 13, 2009. You disclose that both Messrs. Gross and Sustana “were found to be entitled to the full amount of their respective target awards;” however, your disclosure does not identify the specific elements of individual performance the compensation committee took in consideration, or demonstrate how each of the named executive’s performance met the corporate governance, or adhered to the company policies and procedures and internal audit evaluation standards. Supplementally please provide us with this disclosure and ensure that your future filings are revised accordingly.

Response to Comment No. 29

Each member of the Compensation Committee made his own decision in deciding what factors to consider, and what weight to be given to particular factors, in determining as to whether Messrs. Gross and Sustana were entitled to the full amount of their respective target awards. With regard to corporate governance and adherence to company policies, it is likely that the determination was based in substantial part on absence of any indication that either of them violated in any respect Lennar’s Corporate Governance Guidelines or any other of its policies. However, it is possible that particular members of the Compensation Committee took other items into account in making their determinations. In the future, if awards of compensation to named executive officers are made on the basis of subjective determinations unless the Compensation Committee identifies factors on which all its members rely in making particular determinations, Lennar will include a statement such as “Each member of the Compensation Committee made his or her own decision as to what factors to consider, and what weight to be given to particular factors, in determining the extent to which particular aspects of target performance had been met or exceeded.”

Grants of Plan-Based Awards, page 25

Comment No. 30

In light of your Summary Compensation Table “Non-Equity Incentive Plan Compensation” disclosure, with a view towards future disclosure, please tell us why you have not included here Item 402(d)(2)(iii) of Regulation S-K disclosure.

Response to Comment No. 30

In view of the fact that the non-equity awards made during 2012 were for performance in 2012, not future performance, Lennar did not view the amounts that might be earned as “future payouts.” Further, the 2013 awards to each of Mr. Miller, Mr. Beckwitt and Mr. Jaffe are of percentages of pretax earnings (with specified adjustments). With regard to them, there is no Threshold, Target or Maximum.

* * * *

If you would like to discuss any of the responses to the Staff’s comments or any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana General Counsel and Secretary

cc:	Era Anagnosti
Craig Slivka